FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 18, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A_

Optibase Ltd. (the "Company") hereby announces that the Company's audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the receipt of guarantees from the Company's controlling shareholder or any affiliate thereof (the "Controlling Shareholder") to financing institutions in connection with the Company's, its subsidiaries' or affiliated companies' real estate and real estate related activities (the "Real Estate Activities"), all in accordance with the terms detailed below (the "Guarantees").

For further information on the Company's Controlling Shareholder, see Item 7.A. "Major Shareholders" on the Company's annual report on Form 20-F for the year 2012 as filed with the U.S. Securities and Exchange Commission on March 14, 2013.

The purpose of the receipt of Guarantees is to increase the Company's financial resources in order to expand its Real Estate Activities.

The Guarantees will be provided by the Controlling Shareholder to financing institutions in for a credit or loan to be provided to the Company, its subsidiaries or affiliated companies by such financing institutions in the event the Company is unable to provide sufficient equity in connection with the Real Estate Activities. The Guarantees will be provided for credit or loan amounts that will not exceed US $20 million per year, effective as of the date of the filing of this report on Form 6-K, and up to US $60 million for a three-year period. The Guarantees will be in effect for the entire duration of the credit agreement or loan facility. The Company, its subsidiaries or its affiliated companies will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised.

Based on all of the above, the Company's audit committee and board of directors approved the receipt of the Guarantees as a transaction which is solely to the Company's benefit in accordance with Section 1(2) of the Regulations, in light of the following reasons: (a) the Guarantees are provided at the Company's discretion and will allow the Company to diversify its real estate investments and to enter into additional real estate transactions and other real estate activities by increasing the Company's financial resources; (b) the Company will not bear any costs or expenses in connection with the provision of the Guarantees and will not indemnify the Controlling Shareholder in case such Guarantees are exercised; and (c) the fact that the Guarantees' terms are dictated by the relevant financing institutions, an external third party.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the receiving of the Guarantees pursuant to Section 1(2); provided, however, that such objection has been submitted to the Company in writing within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14-day period, the Guarantees will require the Company's shareholders' approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 18, 2013